SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13G/A

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                     NUTRITION FOR LIFE INTERNATIONAL, INC.
             -----------------------------------------------------
                                (Name of Issuer)

                           Common Stock, $.01 par value
             -----------------------------------------------------
                         (Title of Class of Securities)

                                   670615 20 2
             -----------------------------------------------------
                                 (CUSIP Number)



Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  670615  20  2                                       Page 2 of 4 Pages

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   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       SHERMFIN CORP.
       E.I.N.   22-2416614

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   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


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   3   SEC USE ONLY


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   4   CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware, U.S.A.

--------------------------------------------------------------------------------
   NUMBER OF      5    SOLE VOTING POWER
     SHARES            1,215,390
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      6    SHARED VOTING POWER
      EACH
   REPORTING      --------------------------------------------------------------
     PERSON       7    SOLE DISPOSITIVE POWER
      WITH             1,215,390
                  --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,215,390

--------------------------------------------------------------------------------
  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



--------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)


       21.8%
--------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON*


       CO

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

                       INFORMATION SHEET FOR SCHEDULE 13G
                       ----------------------------------

CUSIP NO.  670615  20  2                                       Page 3 of 4 Pages

Item 1.     (a)   Name of Issuer:  Nutrition For Life International, Inc.

            (b)   Address of Issuer's Principal Executive Offices:

                  9101 Jameel, Suite 100, Houston, Texas 77040

Item 2.     (a)   Name of Person Filing:     Shermfin Corp.

            (b)   Address of Principal Business Office:

                  9101 Jameel, Suite 100, Houston, Texas 77040

            (c)   Citizenship:   U.S.A.

            (d)   Title of Class of Securities:  Common Stock, $.01 par value

            (e)   CUSIP Number:   670615  20  2

Item 3.     Filings Pursuant to Rules 13d-1(b) or 13d-2(b):  Not applicable.

Item 4.     Ownership.

            See Items 5 through 9 and 11 of cover page (page 2). Shermfin Corp. owns 1,215,390 shares which represents approximately 21.8% of the outstanding shares of the issuer's common stock.

Item 5.     Ownership of Five Percent or Less of a Class. Not applicable.

Item 6.     Ownership of More Than Five Percent on Behalf of Another Person.

            Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported On By The Parent Holding Company.

             Not applicable.

Item 8.     Identification and Classification of Members of the Group.

            Not Applicable

Item 9.     Notice of Dissolution of Group.   Not Applicable

Item 10.    Certification.

            Not applicable.

CUSIP No.  670615  20  2                                       Page 4 of 4 Pages


                                  Signature


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:   February 12, 1997

By:  /S/  BERNARD C. SHERMAN
   ---------------------------------
        Signature

Bernard C. Sherman, President
------------------------------------
        Name/Title